Exhibit 12.1
Ratio of Earnings to Fixed Charges
     The following table sets forth Mobile Mini, Inc.’s ratio of earnings to fixed charges on a historical basis for each of the last five (5) years ended December 31.

	2006	2007	2008	2009	2010

			($ in thousands)
Earnings:
Net income	$42,776	$44,176	$26,302	$22,367	$10,959
Tax provision	27,151	28,410	28,000	18,057	8,443
Fixed charges:
Interest expense	$23,681	$24,906	$48,146	$59,504	$56,430
Interest portion rent expense	1,091	1,879	1,712	2,218	2,218

Total earnings:	$94,699	$99,371	$104,160	$102,146	$78,050

Total fixed charges:	$24,772	$26,785	$49,858	$61,722	$58,648

Earnings to fixed charges:	3.8x	3.7x	2.1x	1.7x	1.3x